# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: electroCore, Inc., CIK 0001560258
CUSIP: 28531P103
Title of class of securities: Common Stock, Par Value $0.001 per share
Address of issuer's principal executive offices: 200 FORGE WAY, SUITE 205, ROCKAWAY, New Jersey (NJ), 07866
Date of event which requires filing of this statement: 05/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002071488

## Reporting persons
- TIANYI ZHANG: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 734,638; shared voting power 0; sole dispositive power 734,638; shared dispositive power 0; aggregate amount beneficially owned 734,638 (9.9% of the class)
  Comment: The nature of the investment is "passive investment" and there is no intention to control the company.

## Item 1. Issuer
Name of issuer: electroCore, Inc.
Address of issuer's principal executive offices: 200 FORGE WAY, SUITE 205, ROCKAWAY, NJ, 07866

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by TIANYI ZHANG
Address of principal business office or, if none, residence: The address of the residence of the Reporting Person is 1-1-902, Liu'an Xiaofeng, Binjiang District, Hangzhou, China 310000
Citizenship: TIANYI ZHANG is a citizen of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 734,638.00
Percent of class: 9.90%
Sole power to vote or to direct the vote: 734,638.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 734,638.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TIANYI ZHANG: /s/ TIANYI ZHANG, Individual (06/05/2025)
Comment: The nature of investment is "passive investment" and there is no intention to control the company.